Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-278400

PROSPECTUS Supplement No. 4

(to the prospectus dated May 22, 2024)

CRITICAL METALS CORP.

Primary Offering of
7,750,000 Ordinary Shares issuable upon exercise of warrants

Secondary Offering of
100,312,567 Ordinary Shares

This prospectus supplement No. 4 (this “Supplement”) supplements, updates and amends the information contained in the prospectus dated May 22, 2024 (the “Prospectus”) relating to the issuance of ordinary shares, par value $0.001 per share (“Ordinary Shares”), of Critical Metals Corp. (the “Company”) upon the exercise of the public warrants of the Company (the “Public Warrants”) and the resale from time to time of Ordinary Shares by the selling securityholders (including their donees, pledgees, transferees or other successors-in-interest) named in the Prospectus. This Supplement updates and supplements the Prospectus.

This Supplement is being filed to update and supplement the information previously included in the Prospectus with the information contained in the Company’s Report of Foreign Private Issuer filed with the Securities and Exchange Commission on June 28, 2024 (the “Form 6-K”). Accordingly, we have attached the Form 6-K to this Supplement. You should read this Supplement in conjunction with the Prospectus. This Supplement is not complete without, and may not be delivered or used except in conjunction with, the Prospectus, including any amendments or supplements thereto. This Supplement is qualified by reference to the Prospectus, except to the extent that the information provided by this Supplement supersedes information contained in the Prospectus. Capitalized terms used in this Supplement have the meanings given to them in the Prospectus.

Our Ordinary Shares and Public Warrants are listed on the Nasdaq Stock Market LLC (“Nasdaq”) under the trading symbols “CRML” and “CRMLW,” respectively. On June 28, 2024, the closing prices for our Ordinary Shares and Public Warrants on Nasdaq were $11.27 per share and $0.31 per warrant, respectively.

We are an “emerging growth company” as defined under the federal securities laws, and, as such, may elect to comply with certain reduced public company reporting requirements for this and future filings.

INVESTING IN OUR SECURITIES INVOLVES RISKS. YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS SET FORTH UNDER THE SECTION ENTITLED “RISK FACTORS” ON PAGE 22 OF THE PROSPECTUS, BEFORE MAKING ANY DECISION WHETHER TO INVEST IN OURSECURITIES.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Supplement or the accompanying Prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 1, 2024.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-41973

Critical Metals Corp.

(Exact name of registrant as specified in its charter)

c/o Maples Corporate Services (BVI) Limited

Kingston Chambers, PO Box 173, Road Town

Tortola, British Virgin Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

Equity Awards and Equity Plan Amendment

In June 2024, the Compensation Committee (the “Compensation Committee”) of the Board of Directors (the “Board”) of the Company completed its review of, and recommendations to the Board regarding, and the Board approved, grants of equity awards to its senior employees, officers and directors for prior services rendered (the “Compensation Awards”), grants of annual awards to senior employees and officers (the “2024 Annual Equity Awards”), and grants of annual awards to the non-employee members of the Board (the “Director Equity Awards” and together with the Compensation Awards and the 2024 Annual Equity Awards, the “Equity Awards”). The Equity Awards were issued pursuant to the grant of restricted stock units (“RSUs”) covering approximately 2.3 million ordinary shares of the Company in the aggregate.

The Compensation Awards vest in full in February 2025 upon the expiration of contractual lock-up restrictions. The 2024 Annual Equity Awards vest in full either one year from the date of grant or in equal annual installments over a three-year period. The Director Equity Awards vest in full immediately prior to the Company’s annual general meeting following the date of grant. The Equity Awards had a total approximate aggregate value of $24 million based on the closing price of the Company’s stock on June 1, 2024.

In connection with the Equity Awards, the Compensation Committee also determined that it was advisable, and the Board approved, an amendment and restatement of the 2024 Incentive Award Plan (as amended, the “Amended and Restated 2024 Incentive Award Plan”). The Amended and Restated 2024 Incentive Award Plan amends the 2024 Incentive Award Plan to modify the date that the evergreen provision annually increases the number of shares reserved (to July 1 from January 1); removes the provision regarding the maximum number of shares authorized for issuance to any non-employee director under the Plan during any single fiscal year; and makes certain other ministerial changes. In addition, the Compensation Committee recommended, and the Board approved, a Form of Employee RSU Agreement and a Form of Director RSU Agreement. A copy of the Amended and Restated 2024 Incentive Award Plan is furnished hereto as Exhibit 4.1, and a copy of the Form of RSU Agreement used for employees and a copy of the Form of Director RSU Agreement used for non-employee directors are furnished hereto as Exhibits 4.2 and 4.3, respectively.

The information contained in this Report on Form 6-K (including Exhibits 4.1, 4.2 and 4.3) is hereby incorporated by reference into the Company’s registration statements on Form F-1 (File No. 333-278400) and Form S-8 (File No. 333-280017).

EXHIBIT INDEX

Exhibit No.	Description
4.1	Amended and Restated 2024 Incentive Award Plan
4.2	Form of Employee RSU Agreement
4.3	Form of Director RSU Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Critical Metals Corp.

By:	/s/ Tony Sage
Name:	Tony Sage
Title:	Chief Executive Officer and Executive Chairman

Date: June 28, 2024

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